EXHIBIT 99.1

Student Transportation Inc. Celebrates "Employee Appreciation Week" April 21-25

Company Employees Recognize Their Colleagues With Local Celebrations

WALL, N.J., April 21, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's premier and most innovative provider of school bus transportation services, is celebrating its 3rd Annual Employee Appreciation Week this week, with the focus this year aimed at giving employees the chance to express their appreciation for their colleagues.

In support of this annual event, a video message has been released on the company's website featuring employees sharing their gratitude and appreciation for their fellow STI family members. "Our drivers, mechanics, monitors, dispatchers, and staff are the ones leading the company every day in their community and they help spread our company's vision," states Patrick Vaughan, Chief Operating Officer of STI. "They are passionate about what they do and they are the reason why we have a 97% customer satisfaction rate, a 95% contract renewal rate, and are able to deliver over one million children to and from school safely every day throughout the United States and Canada. Our mission is to provide safe transportation, be involved in our communities, and promote industry-leading technology and services. It takes a special family of people to help us walk the walk."

Employee Appreciation Week events include celebratory breakfasts, catered lunches and barbecues, as well as award ceremonies. More importantly, the week serves as the launch for the nomination process for the company's second Induction Class of the STI Wall of Fame. The company encourages managers and staff to nominate employees in their locations that go above and beyond the call of duty.

Keep up with the company's Employee Appreciation Week video and follow along with some of the activities planned at www.RideSTBus.com and "like" us at the company's Facebook page by visiting www.facebook.com/StudentTransportation.

About Student Transportation Inc

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:
         Patrick Gallagher
         Student Transportation Inc.
         (843) 884-2720 x208
         pgallagher@rideSTA.com

         For media inquiries, please contact:
         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com